FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: November 1, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE	TSX:SLW
Oct 31, 2005	AMEX:SLW

Silver Wheaton Reports

Third Quarter Earnings of US$6.4 Million

Vancouver, British Columbia – Silver Wheaton Corp. (TSX,AMEX:SLW) is pleased to report third quarter net earnings of US$6.4 million (US$0.04 per share) and operating cash flow of US$8.0 million (US$0.05 per share).

HIGHLIGHTS

•

Net earnings of US$6.4 million (US$0.04 per share) from the sale of 2.5 million ounces of silver.

•

Operating cash flow of US$8.0 million (US$0.05 per share).

•

Cash and cash equivalents at September 30, 2005 of US$26.6 million .

•

Acquired 15% interest in Bear Creek Mining Corporation, developing the Corani silver project in Peru.

•

The Company is debt free, unhedged and seeking further acquisitions.

A conference call will be held Tuesday, November 1, 2005 at 11:00 am (ET) to discuss these results. You may join the call by dialing toll free 1-800-769-8320 or (416) 695-5259 for calls from outside of Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialling 1-888-509-0082 or (416) 695-5275. A live and archived audio webcast will be available on the website at www.silverwheaton.com.

Silver Wheaton is the only mining company with 100% of its revenue from silver production.  Silver Wheaton is debt-free, unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Silver Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business-Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2004 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com

SILVER WHEATON CORP.

Third Quarter Report

September 30, 2005

Management’s Discussion and Analysis of

Operations and Financial Condition

Nine Months Ended September 30, 2005

This Management’s Discussion and Analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the nine months ended September 30, 2005 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2004 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40F on file with the Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission. This Management’s Discussion and Analysis contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of October 31, 2005.

THIRD QUARTER HIGHLIGHTS

•

Net earnings of $6.4 million ($0.04 per share) from the sale of 2.5 million ounces of silver.

•

Operating cash flows of $8.0 million.

•

Cash and cash equivalents at September 30, 2005 of $26.6 million.

•

Acquired 15% interest in Bear Creek Mining Corporation, developing the Corani silver project in Peru.

•

The Company is debt free, unhedged and seeking further acquisitions.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a growth-oriented silver company, and is the only mining company with 100% of its revenue from silver production. The Company’s goal is to be recognized as the largest, most profitable and best managed pure silver company in the world.

During the four months ended December 31, 2004, Silver Wheaton acquired the rights to purchase all of the silver produced by Goldcorp Inc.’s (“Goldcorp”, formerly Wheaton River) Luismin mines in Mexico, and by Lundin Mining’s Zinkgruvan mine in Sweden (the “Luismin Transaction” and the “Zinkgruvan Transaction,” respectively).

Both mines are low-cost producers and are expected to have remaining lives of over 20 years. The Company is actively pursuing further growth opportunities either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

During August, 2005, the Company acquired approximately 15% of the common shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”) for total consideration of $13.7 million (Cdn$16.4 million).

During 2004, the year end of the Company was changed from August 31 to December 31. The current fiscal period ended September 30, 2005 includes the results of operations for the nine month period then ended. Comparative figures are for the nine month period ended August 31, 2004.

SUMMARIZED FINANCIAL RESULTS

	September 30 2005 (3 months)	June 30 2005 (3 Months)	March 31 2005 (3 Months)	December 31 2004 (4 Months)	August 31 2004 (3 Months)	May 31 2004 (3 Months)	February 29 2004 (3 Months)	November 30 2003 (3 Months)

Silver sales ($000's)	$ 18,081	$ 19,263	$ 16,077	$ 10,986	$ -	$ -	$ -	$ -
Ounces (000’s)	2,535	2,668	2,323	1,505	-	-	-	-
Average realized silver ….price ($'s per ounce)	$ 7.13	$ 7.22	$ 6.92	$ 7.30	$ -	$ -	$ -	$ -
Total cash cost ($'s per ….ounce)	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ -	$ -	$ -	$ -

Net earnings (loss) ….($000's)	$ 6,378	$ 6,722	$ 5,182	$ 1,765	$ (16)	$ (20)	$ (152)	$ 36

Basic and diluted earnings ….(loss) per share	$ 0.04	$ 0.04	$ 0.03	$ 0.02	$ (0.01)	$ (0.01)	$ (0.09)	$ 0.02

Cash flow from (used in) operations.($000's)	$ 7,947	$ 9,265	$ 5,150	$ 8,356	$ (29)	$ (19)	$ 8	$ (1)

Cash and cash equivalents ….($000's)	$ 26,608	$ 33,279	$ 24,014	$ 19,989	$ 320	$ 324	$ 343	$ 82

Total assets ($000's)	$ 173,871	$ 167,056	$ 160,355	$ 156,988	$ 53,491	$ 325	$ 343	$ 574

Shareholders' equity ….($000's)	$ 173,445	$ 166,470	$ 159,653	$ 154,431	$ 50,171	$ 320	$ 330	$ 482

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

	Three Months Ended September 30, 2005
	Luismin	Zinkgruvan	Corporate	Total

Silver sales ($000's)	$14,185	$3,896	$-	$18,081
Ounces (000’s)	2,004	531	-	2,535
Average realized silver price ($'s per ounce)	$7.08	$7.34	$-	$7.13
Total cash cost ($'s per ounce)	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$5,624	$931	$(177)	$6,378

	Nine Months Ended September 30, 2005
	Luismin	Zinkgruvan	Corporate	Total

Silver sales ($000's)	$42,839	$10,582	$-	$53,421
Ounces (000’s)	6,066	1,460	-	7,526
Average realized silver price ($'s per ounce)	$7.06	$7.25	$-	$7.10
Total cash cost ($'s per ounce)	$3.90	$3.90	$-	$3.90

Net earnings (loss) ($000's)	$16,928	$2,422	$(1,068)	$18,282

The Company has three business segments, the Luismin contract, the Zinkgruvan contract and corporate operations.

Luismin

On October 15, 2004, a 100% owned subsidiary of the Company, Silver Wheaton (Caymans) Corp. (“SW Caymans”), entered into an agreement to purchase all of the silver produced by Goldcorp’s Luismin mining operations in Mexico.  During the three months ended September 30, 2005, SW Caymans purchased 2,004,000 ounces (nine months ended September 30, 2005 – 6,066,000 ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold it for an average price of $7.08 per ounce (nine months - $7.06 per ounce).   The Company’s cash flows and net earnings under the Luismin silver contract for the three months ended September 30, 2005 were $6,370,000 (nine months - $19,016,000) and $5,624,000 (nine months - $16,928,000), respectively.

As at December 31, 2004, Luismin had proven and probable silver reserves of 40.3 million ounces and inferred silver resources of 145.6 million ounces.  Luismin has historically converted resources into reserves at a rate of 90%, which would result in a remaining mine life of over 20 years.

The results of the Luismin mine operations for the three months ended September 30, 2005 are shown below:

	2005			2004
	Q3	Q2	Q1	Q4	Q3	Q2
• Ore milled (tonnes)	244,000	218,700	199,000	199,900	187,800	192,600
• Grade (grams/tonne)
- Gold	5.55	6.23	6.59	5.35	5.95	5.61
- Silver	331.51	310.35	334.63	280.28	326.23	302.17
• Recovery (%)
- Gold	94%	95%	95%	94%	95%	95%
- Silver	88%	91%	88%	88%	91%	89%
• Production (ounces)
- Gold	41,000	41,800	40,000	32,300	34,200	33,300
- Silver	2,005,700	1,974,400	1,894,000	1,586,900	1,798,700	1,664,400
• Sales (ounces)
- Gold	39,100	44,000	38,300	32,800	33,400	33,500
- Silver	2,003,800	2,088,000	1,974,400	1,615,100	1,792,000	1,654,500

Zinkgruvan

On December 8, 2004, SW Caymans entered into an agreement to purchase all of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden (“Zinkgruvan”). During the three months ended September 30, 2005, SW Caymans purchased 530,600 ounces (nine months ended September 30, 2005 – 1,337,600 ounces) of silver under the contract at a cash cost of $3.90 per ounce, and sold 530,600 ounces (nine months – 1,460,000 ounces) for an average price of $7.34 per ounce (nine months - $7.25 per ounce).   The Company’s cash flows and net earnings under the Zinkgruvan silver contract for the period were $1,566,000 (nine months – $3,680,000) and $931,000 (nine months - $2,422,000), respectively.

As at December 31, 2004, Zinkgruvan had proven and probable silver reserves of 28.7 million ounces, measured and indicated resources of 8.1 million ounces and inferred silver resources of 27.5 million ounces.   The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years, and is one of the lowest cost zinc mines in the world. The mine is located in south-central Sweden and has been in production on a continuous basis since 1857.

Corporate

	Three Months Ended		Nine Months Ended
	September 30	August 31	September 30	August 31
(in thousands)	2005	2004	2005	2004
General and administrative	$ 463	$ 16	$ 1,386	$ 48
Share purchase options	-	-	78	-
Restricted share units	12	-	12	-
Project evaluation	9	-	70	-
Interest income	(192)	-	(451)	-
Foreign exchange gain	(115)	-	(27)	-
Corporate net loss (gain)	$ 177	$ 16	$ 1,068	$ 48

General and administrative expenses totaled $463,000 for the three months ended September 30, 2005 (nine months ended September 30, 2005 - $1,386,000), including $74,600 (nine months - $341,400) paid to Goldcorp for management and administrative services at cost.  Also included in general and administrative expenses were professional service fees, including legal, accounting and audit fees, totaling $115,000 (nine months - $372,000), salary expenses of $85,000 (nine month - $142,000), and investor relations and regulatory fees of $75,000 (nine months - $216,000).

Interest income of $192,000 for the three months ended September 30, 2005 (nine months - $451,000) was the result of interest on cash balances held in short-term money market instruments.

During the three months ended September 30, 2005 a foreign exchange gain of $115,000 was earned (nine months – $27,000). This gain arose due to the Company holding a portion of its cash balances in Canadian dollars while the Canadian dollar increased in value against the Company’s reporting and functional currency, the US dollar.

Prior period expenses primarily relate to managing Dial, the Company’s former subsidiary, which was sold on February 25, 2004. Other expenses incurred in 2004 relate to regulatory and administrative costs.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005 the Company had cash and cash equivalents of $26.6 million (December 31, 2004 - $20.0 million) and working capital of $26.7 million (December 31, 2004 - $18.1 million).

In the opinion of management, the working capital at September 30, 2005, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.  During the three and nine month periods ending September 30, 2005 the Company generated operating cash flows of $8.0 million and $22.4 million respectively.

During the three months ended September 30, 2005 the Company received proceeds of $585,000 (Cdn$698,800) from the exercise of 215,000 share purchase options at an exercise price of Cdn$3.25 per option.  As of October 31, 2005, there were 167,255,000 outstanding common shares, 6,385,000 share purchase options and 157,850,000 share purchase warrants, which each give the holder the right to purchase 0.20 of one of the Company’s common shares.

Investment in Bear Creek

On August 11, 2005, the Company acquired 4,821,905 common shares of Bear Creek Mining Corporation (TSXV: BCM) on the open market at a price of Cdn$3.03 per share, for total consideration of $12.2 million (Cdn$14.6 million).   In addition, on August 30, 2005, the Company acquired by way of private placement, 540,000 units of Bear Creek at a price of Cdn$3.25 per unit for total consideration of $1.5 million (Cdn$1.8 million).  The units are comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Bear Creek at a price of Cdn$4.25 for a period of two years from the transaction close date.  As a result, Silver Wheaton owns approximately 15% of Bear Creek’s total issued and outstanding shares.

 Bear Creek is earning a 70% interest in the 2,300 hectare Corani silver project in southern Peru by making scheduled payments totaling $5.4 million by January 2008.  Surface trenching and drilling to date has identified two distinct silver rich zones.  To date, work on the Main Corani Zone has outlined mineralization measuring 200 to 425 meters wide by 1,300 meters long and averaging approximately 3 ounces per tonne of silver and 1.5% lead.  The higher grade Corani Este Zone now has three drill holes with intercepts averaging 79 m at 4.1 ounces per tonne of silver and 1.3% lead and surface trenches which average 64 m of 6.6 ounces per tonne of silver.  Drilling continues to define and expand both zones, with a fourth drill to be added in November.  An initial resource estimate and scoping study is scheduled to be completed in early 2006.

Contractual obligations

In connection with the Luismin and Zinkgruvan Transactions, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment.  This inflationary adjustment which will begin in 2007, is intended to reflect the effects of inflation on operating costs, and is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

Under the Luismin agreement, Silver Wheaton is obligated to pay 50% of any capital expenditure made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract, however, these costs will be reimbursed during periods where actual capital expenditures fall below 90% of projected capital expenditures.  In an effort to increase reserves and resources, as well as 2006 and subsequent production, Luismin has accelerated its planned mine development investment during 2005, of which Silver Wheaton’s share is approximately $1.7 million to September 30, 2005, with a further $0.7 million projected to December 31, 2005.  Given that this additional investment was originally budgeted for 2006, the companies have agreed that no cash reimbursement will be due in 2005 and that any reimbursement will be calculated on a combined basis for 2004, 2005 and 2006.

Related party transactions

At September 30, 2005, as a result of the Luismin Transaction, Goldcorp owned 64.6% of the Company’s outstanding common shares.  Between July 1 and September 30, 2005, the Company purchased 2,004,000 ounces (nine months ended September 30, 2005 – 6,066,000 ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce for total consideration of approximately $7.8 million (nine months - $23.7 million).

The Company has an agreement with Goldcorp whereby Goldcorp provides management and administrative services at cost.  During the three months ended September 30, 2005, total management fees paid to Goldcorp were $74,600 (nine months - $341,400). This agreement allows for cancellation with 30 days notice at any time.

In addition, during the three months ended September 30, 2005, payments made by Goldcorp on the Company’s behalf totalled approximately $43,900 (nine months - $202,700).  At September 30, 2005, the Company owed Goldcorp $48,800.

OUTLOOK

The Company expects to sell approximately 10.0 million and 11.5 million ounces of silver in 2005 and 2006 respectively, at a cash cost of $3.90 per ounce.

The Company is actively pursuing further growth opportunities, either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

Additional information relating to the Company, including its Annual Information Form, is available at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

Consolidated Statements of Operations

 (US dollars and shares in thousands, except per share amounts - Unaudited)

		Three Months Ended		Nine Months Ended
		September 30	August 31	September 30	August 31
	Note	2005	2004	2005	2004

Silver sales		$ 18,081	$ -	$ 53,421	$ -

Cost of sales		9,885	-	29,350	-
Depreciation and amortization		1,641	-	4,721	-
		11,526	-	34,071	-

Earnings from operations		6,555	-	19,350	-

Expenses and other income
General and administrative		463	16	1,386	48
Share purchase options	6	-	-	78	-
Restricted share units		12	-	12	-
Project evaluation		9	-	70	-
Interest income		(192)	-	(451)	-
Foreign exchange gain		(115)	-	(27)	-

		177	16	1,068	48

Earnings (loss) before discontinued operations		6,378	(16)	18,282	(48)

Loss from discontinued operations		-	-	-	(140)

Net earnings (loss)		$ 6,378	$ (16)	$ 18,282	$ (188)

Basic and diluted earnings (loss) per share from …..continuing operations		$ 0.04	$ (0.01)	$ 0.11	$ (0.03)

Basic and diluted earnings (loss) per share from …..discontinued operations		$ 0.00	$ 0.00	$ 0.00	$ (0.08)

Basic and diluted earnings (loss) per share		$ 0.04	$ (0.01)	$ 0.11	$ (0.11)

Weighted average number of shares outstanding
- basic		167,108	1,731	167,048	1,720

- diluted		170,092	1,731	168,173	1,720

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheets

(US dollars and shares in thousands - Unaudited)

		September 30	December 31
	Note	2005	2004
Assets
Current
Cash and cash equivalents		$ 26,608	$ 19,989
Accounts receivable		406	163
Silver inventory		-	478
Other		80	49

		27,094	20,679

Long-term investments	4	15,069	-
Silver contracts	5	131,532	136,254
Other		176	55

		$ 173,871	$ 156,988
Liabilities
Current
Accounts payable		$ 357	$ 2,496
Accrued liabilities		69	61

		426	2,557
Shareholders' Equity
Share purchase options		4,957	5,046
Restricted share units		12	-
Warrants		28,562	28,579
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 167,243 (December 31, 2004 – 167,010)		120,290	119,464
Retained earnings		19,624	1,342

		173,445	154,431

		$ 173,871	$ 156,988
Commitments (Note 9)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

(US dollars in thousands - Unaudited)

		Three Months Ended		Nine Months Ended
		September 30	August 31	September 30	August 31
	Note	2005	2004	2005	2004
Operating Activities
Net earnings (loss) from continuing operations		$ 6,378	$ (16)	$ 18,282	$ (48)
Items not affecting cash
Depreciation and amortization		1,641	-	4,721	-
Project evaluation costs written off		-	-	54	-
Share purchase options	6	-	-	78	10
Other		15	-	15	-

Change in non-cash working capital	7	(87)	(13)	(800)	(2)

Cash generated by (used in) operating activities		7,947	(29)	22,350	(40)
Financing Activities
Share purchase options exercised		585	11	585	11
Warrants exercised		-	-	57	-
Share issue costs		-	-	(642)	-

Cash generated by financing activities		585	11	-	11
Investing Activities
Purchase of long-term investments		(15,069)	-	(15,069)	-
Silver contracts		-	-	(483)	-
Other		(134)	-	(179)	-

Cash used in investing activities		(15,203)	-	(15,731)	-
Cash flows from discontinued operations
Sale of discontinued operations		-	-	-	247
Advances from discontinued operations		-	14	-	14

(Decrease) increase in cash and cash equivalents		(6,671)	(4)	6,619	232
Cash and cash equivalents, beginning of period		33,279	324	19,989	88

Cash and cash equivalents, end of period		$ 26,608	$ 320	$ 26,608	$ 320

The Company paid no interest or income taxes for the nine months ended September 30, 2005 and August 31, 2004.

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Shareholders’ Equity

 (US dollars and shares in thousands - Unaudited)

	Common Shares		Warrants		Share	Restricted		Retained
					Purchase	Share	Subscription	Earnings
	Shares	Amount	Warrants	Amount	Options	Units	Receipts	(Deficit)	Total

At September 1, 2003	1,720	$ 718	-	$ -	$ -	$ -	$ -	$ (272)	$ 446

Subscription receipts	-	-	-	-	-	-	49,855	-	49,855
Share purchase options exercised
	20	13	-	-	(2)	-	-	-	11
Fair value of share purchase options issued
	-	-	-	-	10	-	-	-	10
Net loss	-	-	-	-	-	-	-	(151)	(151)

At August 31, 2004	1,740	731	-	-	8	-	49,855	(423)	50,171
			-	-
Shares issued	165,200	125,481	-	-	-	-	(49,855)	-	75,626
Share issue costs	-	(6,790)	-	-	-	-	-	-	(6,790)
Share purchase options exercised
	70	42	-	-	(8)	-	-	-	34
Warrants issued	-	-	158,000	28,579	-	-	-	-	28,579
Fair value of share purchase options issued
	-	-	-	-	5,046	-	-	-	5,046
Net earnings	-	-	-	-	-	-	-	1,765	1,765

At December 31, 2004	167,010	119,464	158,000	28,579	5,046	-	-	1,342	154,431

Fair value of share purchase options issued
	-	-	-	-	78	-	-	-	78
Fair value of restricted share units issued	-	-	-	-	-	12	-	-	12
Share purchase options exercised	215	752	-	-	(167)	-	-	-	585
Warrants exercised	18	74	(88)	(17)	-	-	-	-	57
Net earnings	-	-	-	-	-	-	-	18,282	18,282

At September 30, 2005	167,243	$120,290	157,912	$28,562	$ 4,957	$ 12	$ -	$ 19,624	$173,445

The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Nine Months Ended September 30, 2005

(US dollars - Unaudited)

1.

NATURE OF OPERATIONS

Silver Wheaton Corp. (“Silver Wheaton” or “the Company”) is engaged in the silver mining business.

On October 15, 2004, the Company entered into an agreement to purchase all of the silver produced by Wheaton River Minerals Ltd’s (“Wheaton River”) Luismin mining operations in Mexico for a payment equal to the lesser of $3.90 or the prevailing market price per ounce of delivered silver, subject to adjustment (Note 3). On April 15, 2005, Wheaton River amalgamated with Goldcorp Inc. to form Goldcorp Inc. (“Goldcorp”) and the silver purchase agreement with Silver Wheaton was assumed by Goldcorp.

In addition, on December 8, 2004, the Company entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a payment equal to the lesser of $3.90 or the prevailing market price per ounce of delivered silver, subject to adjustment (Note 3).

The Company began trading on the TSX on October 22, 2004 and on the AMEX on July 6, 2005, under the symbol SLW. In December, 2004, the Company’s name was changed from Chap Mercantile Inc to Silver Wheaton Corp. and the outstanding shares were consolidated on a 5 for 1 basis.  The year end of the Company was changed from August 31 to December 31.

The Company is actively pursuing further growth opportunities, either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

2.

ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2004 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosure required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the note below.

Long-term investments

Long-term investments are carried at cost. When a decline in market value that is other than temporary has occurred, these investments are written down to provide for the loss.

3.

ACQUISITIONS

(a)

Luismin silver contract

On October 15, 2004, the Company entered into an agreement to purchase all of the silver produced by Wheaton River’s Luismin mining operations in Mexico, for an upfront payment of $36.7 million (Cdn$46.0 million) in cash and 108 million common shares (post-consolidation) of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due (the “Luismin Transaction”).  Under the agreement Luismin is required to deliver a minimum of 120 million ounces over the 25 year period following the contract date.  If the actual amount of silver delivered is less than this minimum, a penalty of $0.50 per ounce of the shortfall is payable. In addition, under the agreement, Silver Wheaton will be obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract, however, these costs will be reimbursed during periods where actual capital expenditures fall below 90% of projected capital expenditures.

If Silver Wheaton or Goldcorp acquires a direct or indirect interest in a precious metal exploration or development property situated anywhere in Mexico, which it does not currently own an interest in, and the property becomes the subject of a positive feasibility study or consists of active mining operations within a period of three years from the date of the contract, then the owner of the interest must offer the other party the opportunity to purchase and participate in the project so the resulting project ownership would be Goldcorp 51% / Silver Wheaton 49% and Goldcorp will be entitled to become operator of the project.

For a period of three years, Goldcorp, so long as it owns at least 20% of the outstanding shares of the Company, has the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue any additional Silver Wheaton shares pursuant to an equity financing or otherwise.

Luismin operations are expected to produce approximately 8 million ounces of silver per annum for a minimum of 20 years.  The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$ 36,744
Shares	21,958
Acquisition costs	430
$ 59,132

The Luismin Transaction resulted in the acquisition of control of Silver Wheaton by Goldcorp. As a result, the cost of the Luismin silver contract was recorded in Silver Wheaton’s books at Goldcorp’s book value, plus acquisition costs of $430,000.

(b)

Zinkgruvan silver contract

On December 8, 2004, the Company entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for an upfront payment of $50 million in cash, 6 million Silver Wheaton common shares (post-consolidation) and 30 million Silver Wheaton common share purchase warrants. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment, is due (the “Zinkgruvan Transaction”).  Under the agreement Zinkgruvan is required to deliver a minimum of 40 million ounces over the 25 year period following the contract date.  If the actual amount of silver delivered is less than this minimum, a penalty of $1.00 per ounce of the shortfall is payable. In addition, under the Zinkgruvan agreement, the Company is not liable for any capital asset expenditures.

Each warrant grants the holder the right to purchase 0.20 of one of the Company’s post-consolidation common shares. The Warrants have been recorded at their fair value, which has been determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years.

 The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years. The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$ 50,000
Shares and warrants	27,866
Acquisition costs	53
$ 77,919

4.

LONG-TERM INVESTMENTS

September 30, 2005
(in thousands)	Book Value	Market Value

Bear Creek Mining Corporation	$ 13,696	$ 13,870
Other	1,373	1,240
	$ 15,069	$ 15,110

On August 11, 2005, the Company acquired 4,821,905 common shares of Bear Creek Mining Corporation (TSXV: BCM) (“Bear Creek”) on the open market at a price of Cdn$3.03 per share, for total consideration of $12.2 million (Cdn$14.6 million).   In addition, on August 30, 2005, the Company acquired by way of private placement, 540,000 units of Bear Creek at a price of Cdn$3.25 per unit for total consideration of $1.5 million (Cdn$1.8 million).  The units are comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Bear Creek at a price of Cdn$4.25 for a period of two years from the transaction close date.  As a result, Silver Wheaton owns approximately 15% of Bear Creek’s total issued and outstanding shares.

The market value of Bear Creek includes the estimated value of the warrants acquired as part of the private placement, which have been valued using a binomial option pricing model.

5.

SILVER CONTRACTS

	September 30, 2005			December 31, 2004
(in thousands)	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Luismin (Note 3a)	$ 59,132	$ (2,841)	$ 56,291	$ 59,132	$ (586)	$ 58,546
Zinkgruvan (Note 3b)	77,919	(2,678)	75,241	77,919	(211)	77,708
	$ 137,051	$ (5,519)	$ 131,532	$ 137,051	$ (797)	$ 136,254

Under the Luismin agreement, Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract, however, these costs will be reimbursed during periods where actual capital expenditures fall below 90% of projected capital expenditures.  In an effort to increase reserves and resources, as well as 2006 and subsequent production, Luismin has accelerated its planned mine development investment during 2005, of which Silver Wheaton’s share is approximately $1.7 million to September 30, 2005, with a further $0.7 million projected to December 31, 2005.  Given that this additional investment was originally budgeted for 2006, the companies have agreed that no cash reimbursement will be due in 2005 and that any reimbursement will be calculated on a combined basis for 2004, 2005 and 2006.

6.

SHARE PURCHASE OPTIONS

During the three months ended September 30, 2005, the Company did not grant any share purchase options.  During the nine months ended September 30, 2005, the Company granted 100,000 share purchase options at an exercise price of Cdn$3.25 per option.  The share purchase option expense for the nine month period ended September 30, 2005 was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 40%, an annual risk free interest rate of 3.0% and expected lives of three years. During the period, 215,000 share purchase options were exercised at Cdn$3.25 per option, resulting in proceeds of $585,000 (Cdn$698,800).

7.

SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Nine Months Ended
	September 30	August 31	September 30	August 31
(in thousands)	2005	2004	2005	2004

Change in non-cash working capital
Accounts receivable	$ 81	$ -	$ (243)	$ -
Silver inventory	-	-	478	-
Accounts payable	(191)	(13)	(1,012)	(2)
Accrued liabilities	32	-	8	-
Other	(9)	-	(31)	-

	$ (87)	$ (13)	$ (800)	$ (2)

8.

RELATED PARTY TRANSACTIONS

At September 30, 2005, as a result of the Luismin Transaction, Goldcorp owned 64.6% of the Company’s outstanding common shares.  Between July 1 and September 30, 2005, the Company purchased 2,004,000 ounces (nine months ended September 30, 2005 – 6,066,000 ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce for total consideration of approximately $7.8 million (nine months - $23.7 million).

The Company has an agreement with Goldcorp whereby Goldcorp provides management and administrative services at cost.  During the three months ended September 30, 2005, total management fees paid to Goldcorp were $74,600 (nine months - $341,400). This agreement allows for cancellation with 30 days notice at any time.

In addition, during the three months ended September 30, 2005, payments made by Goldcorp on the Company’s behalf totalled approximately $43,900 (nine months - $202,700).  At September 30, 2005, the Company owed Goldcorp $48,800.

9.

COMMITMENTS

In connection with the Luismin and Zinkgruvan Transactions (Note 3), the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment.

10.

SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.  This information has been segmented on a silver contract basis.  Prior to the Luismin Transaction on October 15, 2004, the Company operated in one business segment, which was discontinued.  As a result, similar figures are not applicable for prior periods.

	Three Months Ended September 30, 2005
(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Statements of Operations

Sales	$14,185	$3,896	$-	$18,081

Cost of sales	7,815	2,070	-	9,885
Depreciation	746	895	-	1,641

Earnings from operations	5,624	931	-	6,555

Expenses and other income	-	-	(177)	(177)

Net earnings (loss)	$5,624	$931	$(177)	$6,378

	Nine Months Ended September 30, 2005
(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Statements of Operations

Sales	$42,839	$10,582	$-	$53,421

Cost of sales	23,656	5,694	-	29,350
Depreciation	2,255	2,466	-	4,721

Earnings from operations	16,928	2,422	-	19,350

Expenses and other income	-	-	(1,068)	(1,068)

Net earnings (loss)	$16,928	$2,422	$(1,068)	$18,282

(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated

Total assets (September 30, 2005)	$56,291	$75,515	$42,065	$173,871

Total assets (December 31, 2004)	$58,546	$77,708	$20,734	$156,988

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Silver Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business-Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2004 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CANADA – HEAD OFFICE Silver Wheaton Corp Waterfront Centre Suite 1560 - 200 Burrard Street Vancouver, BC V6C 3L6 Telephone: (604) 684-9648 Fax: (604) 684-3123 Website: www.silverwheaton.com	DIRECTORS Ian Telfer Eduardo Luna Wade Nesmith Peter Gillin John Brough
CAYMAN ISLANDS OFFICE Silver Wheaton Caymans Corp. PO Box 1791GT 1st Floor, Cayman Corporate Centre 49 Hospital Road Grand Cayman, Cayman Islands Telephone: (345) 946-7603 Fax: (345) 946-7604
OFFICERS Eduardo Luna Chairman and Chief Executive Officer Peter Barnes Executive Vice-President & Chief Financial Officer Randy Smallwood Vice-President Corporate Development
STOCK EXCHANGE LISTINGS Toronto Stock Exchange: SLW American Stock Exchange: SLW

TRANSFER AGENT

CIBC Mellon Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

(800) 387-0825

Outside of Canada and the United States:

(416) 643-5500

Email: inquiries@cibcmellon.com

AUDITORS Deloitte & Touche LLP Vancouver, BC
INVESTOR RELATIONS David Awram Manager, Investor Relations Toll free: (800) 380-8687 Email: info@silverwheaton.com

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Eduardo Luna, Chairman and Chief Executive Officer of Silver Wheaton Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Silver Wheaton Corp., for the interim period ending September 30, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

October 31, 2005

Signed

“Eduardo Luna””

Eduardo Luna

Chairman and Chief Executive Officer

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Peter Barnes, Executive Vice President and Chief Financial Officer of Silver Wheaton Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Silver Wheaton Corp., for the interim period ending September 30, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

October 31, 2005

Signed

“Peter Barnes”

Peter Barnes

Executive Vice President and Chief Financial Officer